[PharmAthene, Inc. Letterhead]

November 24, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PharmAthene, Inc.
Registration Statement on Form S-3,
as amended on August 31, 2009 and November 20, 2009
File No. 333-161587

Ladies and Gentlemen:

PharmAthene, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-161587), under said Act, so that the same will be declared effective on Wednesday, November 25, 2009 at noon, Washington, D.C. time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact Jeffrey A. Baumel, Esq. at (973) 912-7189 or Roland S. Chase, Esq. at (973) 912-7179 at our counsel, Sonnenschein Nath & Rosenthal LLP.

Very truly yours,

PharmAthene, Inc.

By:	/s/ David Wright
David Wright
Chief Executive Officer